SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

1Q19 RESULTS - RESTATEMENT

Braskem has spontaneously restated, on the date hereof, its Interim Financial Statements (ITR) for the first quarter of 2019 and its earnings release to reflect:

(i)        the recognition of PIS/COFINS tax credits due to the exclusion of ICMS tax from lawsuits issued final and unappealable decisions as of March 31, 2019, related to the period from June 2002 to December 2011, in the amount of R$544 million, of which R$517 million was recorded under "other income (expenses), net" and R$27 million under "financial income." Initially, the Company had recorded the credits for the period from January 2012 to February 2017. Accordingly, the total credit recorded as of March 31, 2019 was R$1,809 million; and

(ii)       the execution of the leniency agreement with the Office of the Federal Controller General (CGU) and the Office of the General Counsel for the Federal Government (AGU) on May 31, 2019, which addresses the same facts as the Global Settlement entered into in December 2016 and which resulted in an additional disbursement of R$410 million, recorded under “other income (expenses), net”; as well as the write-off of the present value adjustment of the outstanding installments owed to the Federal Prosecution Office (MPF), in the amount of R$117 million, due to the change in the adjustment index from the IPCA to the Selic.

Braskem reports free cash generation of R$2.3 billion

2Q19 HIGHLIGHTS:

Braskem – Consolidated:

▶   Recurring EBITDA was US$375 million, 12% higher than in 1Q19, explained by (i) better operating performance of PP plants in the United States; (ii) higher sales volume of chemicals in the Brazilian market; and (iii) higher international spreads of chemicals and PP spreads in the United States remaining at high levels. Including non-recurring effects, EBITDA was US$412 million.

▶   Net income came to R$129 million1, down 91% and 76% from 1Q19 and 2Q18, respectively, corresponding to R$0.16 per common share and class “A” preferred share2.

▶   Free cash generation was R$2.3 billion, growing R$2.2 billion from 1Q19. Compared to 2Q18, free cash generation decreased 31%.

▶   Financial leverage measured by the ratio of net debt to EBITDA3 in U.S. dollar stood at 2.16x.

▶   The recordable and lost-time injury frequency rate (CAF + SAF), considering both Team Members and Partners per million hours worked, stood at 1.76 in 2Q19, which is 44% below the industry average4.

▶   The New York Stock Exchange (NYSE) scheduled for October 17, 2019 the hearing related to the appeal filed by Braskem against the NYSE’s decision to suspend trading and commence delisting of the American Depositary Shares (ADS) of the Company after failing to file its 20-F Form for fiscal year 2017.

▶   In view of the request for court-supervised reorganization filed by Odebrecht S.A. and other companies of the Odebrecht Group (ODB), including the Company’s direct parent company, OSP Investimentos S.A., Braskem was informed by ODB that there has been no change its ownership structure, since all common and preferred shares issued by the Company continue to be held by OSP Investimentos S.A. through fiduciary sale to certain creditors of ODB. Braskem has no relevant amounts receivable from ODB and its court-supervised reorganization does not trigger the early maturity of any of its liabilities.

Braskem – Highlights by region:

Brazil:

▶   Demand for resins in the Brazilian market (PE, PP and PVC) was 1.3 million tons, down 7% from the prior quarter, when it was influenced by the inventory rebuilding trend in the converters chain. Compared to the second quarter of last year, resins demand rose 1%, since that period was affected by logistics constraints caused by the truck drivers’ strike.

1 Based on net income attributable to the shareholders of the Company.

2 For the class “B” preferred shares, the amount is R$0.61 per share.

3 Excludes the Project Finance in Mexico.

4 The industry average is 3.15 per million hours worked, according to the American Chemistry Council.

▶   The crackers operated at a capacity utilization rate of 89%, up 1 p.p. from 1Q19, which is explained by the increased supply of feedstock to the cracker in Rio de Janeiro, which offset the lower utilization rate of the cracker in Bahia resulting from the shutdown of the Chlor-Alkali and dichloroethane plants in Alagoas. Compared to 2Q18, capacity utilization fell by 1 p.p.

▶   Despite the market’s contraction in the period, the Company’s market share increased 3 p.p. driven by its sales volume of 843 kton. Compared to 2Q18, Braskem’s sales volume in the Brazilian market expanded 3%. Sales of key chemicals in the Brazilian market amounted to 782 kton, up 13% from 1Q19, reflecting the stronger demand for ethylene and benzene to produce styrene and its derivatives. Compared to 2Q18, sales volume also grew, by 13%.

▶   In 2Q19, the Company exported 356 kton of resins, in line with 1Q19. Compared to 2Q18, resin exports increased 11%, since exports in that period were affected by the lower supply of products for export due to the truck drivers’ strike. Exports of key chemicals amounted to 146 kton, down 25% from 1Q19, mainly due to the prioritization of supply to the Brazilian market. Compared to 2Q18, exports advanced 62%, which also benefitted from the higher supply of ethylene.

▶   In the quarter, the units in Brazil and exports posted recurring EBITDA of US$154 million (R$604 million), accounting for 44% of the Company’s consolidated EBITDA.

United States & Europe:

▶   Demand for domestic PP in the U.S. market increased compared to 1Q19 and to 2Q18, driven by lower resin prices that encouraged converters to build inventories. In Europe, the contraction in demand is mainly explained by the economic slowdown and by the summer, when demand is seasonally weaker.

▶   The plants operated at a capacity utilization rate of 92%, increasing 2 p.p. and 8 p.p. from 1Q19 and 2Q18, respectively, supported mainly by the good performance of the U.S. units. In Europe, given the operational problems affecting the propylene supplier and the consequent shortage of feedstock for the Schkopau unit, its scheduled maintenance shutdown was brought forward to 2Q19, which adversely affected the utilization rate of Europe’s plants in the quarter.

▶   Construction of the new PP plant in the United States reached 65.5% completion at end-June, with total investment of US$485 million to date.

▶   In the quarter, the units in the United States and Europe posted EBITDA of US$107 million (R$414 million), with the segment accounting for 31% of the Company’s consolidated EBITDA.

Mexico:

▶   Mexican demand for PE stood at 510 kton, up 1% from 1Q19. Compared to 2Q18, demand contracted 19%, explained by the slowdown of the Mexican economy, which is suffering from weaker investor confidence due to the threat of new import tariffs in the United States, high interest rates and slowing industrial production.

▶   The PE plants operated at a capacity utilization rate of 72%, down 7 p.p. from 1Q19, reflecting the low supply of ethane, and stable in relation to 2Q18.

▶   In the quarter, the Mexico unit posted EBITDA of US$88 million (R$343 million), with the segment accounting for 25% of the Company’s consolidated EBITDA.

Environment, Social Responsibility and Governance/Compliance:

▶   Environment: to increase the energy efficiency of its operations, Braskem invested approximately R$1.2 million to modernize select equipment at its cracker in Bahia, Brazil, which could reduce energy consumption by 41,000 GJ/year, for savings of R$2 million/year, and reduce greenhouse gas emissions by 38,760 tCO2e/year.

▶   Circular Economy: Overall, the Company sold 58 tons of resins with recycled content in 1H19.

•        Consumer engagement in recycling programs: Braskem signed a partnership with the U.S. soccer team Philadelphia Union. Under the initiative, all cups and bottle caps sold at Talen Energy Stadium in Pennsylvania will be made completely from PP, which facilitates the separation of materials. In addition, recycling stations will be installed in the stadium and a rewards program will be created for fans and employees.

•        Partnerships with two clients: Embalixo, a leading Brazilian trash bag maker, is launching Embalixo Repelente, the first trash bag to repel flies while neutralizing trash odors, which is made from a combination of Braskem’s I’m Green™ PE and recycled resins from the Wecycle platform; and fragrance retailer O Boticário will also use recycled resin from post-consumer packaging waste to make light fixtures for its stores.

▶   Social Responsibility: the Brazilian Association of Fragrancies, Toiletries and Cosmetics (ABIHPEC) will invest R$340,000 over two years in two cooperatives in the state of Alagoas that are part of the Ser+ Program, a Braskem project to promote the social inclusion and socio-economic development of workers at recycling picking plants.

▶   Governance:

•        In July, the Company published its Brazilian Code of Corporate Governance Report covering the following improvements since the 2018 version: (i) implementation of the Policy on Related Parties; (ii) updated Compliance System Global Policy, as well as, the Code of Conduct and the Global Corporate Directive on Sponsorships and Donations to prohibit contributions to political parties.

•        The Company published its new Information Disclosure and Securities Trading Policy, which was updated to comply with the latest legislation and best governance practices, and to include a description of the Company’s procedures and practices, such as the planned creation and procedures of the Disclosure Committee.

OPERATING PERFORMANCE IN 2Q19 BY REGION:

BRAZIL

BRAZIL	2Q19 (A)	1Q19 (B)	2Q18 (C)	Chg. (A)/(B)	Chg. (A)/(C)	1H19 (D)	1H18 (E)	Chg. (D)/(E)
Operating Overview (ton)								
Production								
Ethylene	829,984	816,555	841,720	2%	-1%	1,646,538	1,674,607	-2%
*Utilization Rate**	*89%*	*88%*	*90%*	*1 p.p.*	*-1 p.p.*	*88%*	*90%*	*-2 p.p.*
Propylene	347,875	344,335	320,628	1%	8%	692,210	642,942	8%
Resins demand in the Brazilian market	**1,263,315**	**1,361,043**	**1,253,220**	**-7%**	**0.8%**	**2,624,358**	**2,558,917**	**2.6%**
Sales - Brazilian Market								
Resins	843,341	877,841	821,330	-4%	3%	1,721,182	1,707,746	1%
Resins Market Share	*67%*	*64%*	*66%*	*3 p.p.*	*1 p.p.*	*66%*	*67%*	*-1 p.p.*
Main Chemicals**	782,098	689,302	690,058	13%	13%	1,471,401	1,397,796	5%
Exports								
Resins	355,970	355,687	319,768	0%	11%	711,657	639,483	11%
Main Chemicals**	145,818	193,600	90,124	-25%	62%	339,418	208,009	63%
Financial Overview (US$ million)								
Net Revenue	**2,481**	**2,572**	**2,715**	**-4%**	**-9%**	**5,053**	**5,548**	**-9%**
COGS	(2,262)	(2,223)	(2,168)	2%	4%	(4,484)	(4,508)	-1%
Gross Profit	**219**	**350**	**547**	**-37%**	**-60%**	**569**	**1,040**	**-45%**
Gross Margin	***9%***	***14%***	***20%***	***-5 p.p.***	***-11 p.p.***	***11%***	***19%***	***-8 p.p.***
SG&A	(175)	(155)	(150)	13%	17%	(330)	(311)	6%
Other Operating Income (Expenses)	(15)	(24)	(32)	-38%	-53%	(38)	(56)	-32%
EBITDA	**154**	**293**	**495**	**-47%**	**-69%**	**447**	**946**	**-53%**
EBITDA Margin	***6%***	***11%***	***18%***	***-5 p.p.***	***-12 p.p.***	***9%***	***17%***	***-8 p.p.***
Net Revenue (R$ million)	9,723	9,699	9,788	0%	-1%	19,422	18,978	2%
EBITDA (R$ million)	604	1,104	1,784	-45%	-66%	1,707	3,247	-47%

*It is considered 91 days of operation for 2Q19 and 2Q18, and 90 days for 1Q19

**Ethylene, propylene, butadiene, cumene, gasoline, benzene, paraxylene are considered main chemicals due to their representativeness in this segment. In 2018, they accounted for approximately 75% of the segment's net revenue

International references:

Spreads:

Spread of polyolefins5produced by Braskem in Brazil:stable compared to 1Q19.In relation to the same quarter last year, spreads narrowed, influenced by the new PE capacities coming online in the United States and by the slowdown in the Chinese economy, with the negative highlight being the automotive industry, which posted reductions in vehicle production and sales volume in the period.

Spread of vinyls6:narrower in relation to 1Q19, explained by lower PVC prices in Asia, which was mainly due to producers’ uncertainties regarding the trade war between the United States and China and to the general elections in India.

Spreads of key chemicals7produced by Braskem:widened compared to 1Q19, explained by higher ethylene spreads in Europe due to the record number of maintenance shutdowns in the quarter, which ended up affecting over 15% of the capacity of the region’s crackers capacity.Compared to the year-ago quarter, spreads narrowed, mainly due to lower prices for benzene and butadiene, which were pressured by oversupply following the startup of new capacities in Asia combined with weaker demand.

COGS:

Excluding the positive impact from the reversal of provisions[8]on COGS in 1Q19 (R$317 million/US$84 million ), COGS in U.S. dollar in 2Q19 were in line with the prior quarter due to the positive impact from the weaker Brazilian real on costs linked to the currency, which offset the higher cost of naphtha.[9]

COGS also was impacted by the PIS/COFINS tax credit on feedstock purchases (REIQ) of US$63 million (R$246 million) and by the credit under the Reintegra Program of US$0.6 million (R$2.3 million).

Status of Situation in Alagoas:

In May, as announced to the market, Braskem suspended its salt mining, chlor-alkali and dichloroethane (EDC) production activities in Maceió.

Accordingly, in 2Q19, the average capacity utilization rate of PVC plants stood at 48%, due to the transition from an integrated business model to a temporary model based on imports of EDC.

As a result of the shutdown of the chlor-alkali plant in Alagoas, 12 kton of caustic soda were imported to serve the Brazilian market. The chlor-alkali plant in Bahia continued to operate using salt from the Brazilian state of Rio Grande do Norte.

5 Difference between the price of PE and PP based on the capacity mix of the industrial units in Brazil and the price of naphtha. (Source: external consulting firm.)

6 International PVC price - (0.23*3*naphtha ARA price) - (0.832*EDC US price).

7 Difference between the prices of key chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), based on the capacity mix of Braskem’s industrial units in Brazil) and the price of naphtha. (Source: external consulting firm.)

8 The Brazilian Association of Large Energy Consumers (ABRACE), of which Braskem is a member, filed lawsuits disputing the charges to fund public policies in the Brazilian electricity industry, known as the Energy Development Account, in 2015 and 2016 (CDE 2015 and CDE 2016), and obtained injunctions suspending the collection of said charges from its members. At the time of the injunctions, due to the uncertainty regarding the final outcome of the lawsuit, the Company started to provision the amount corresponding to the suspended charges. After more than 3 years from the filing of the actions, and after the injunctions were upheld and confirmed by higher courts, the pleading attorneys representing ABRACE revised the likelihood of success to possible with a favorable inclination, which justified the reversal of the provisioning accrued from October 2015 to June 2018.

In August 2018, the Brazilian Chemical Manufacturers' Association (ABIQUIM) filed a lawsuit to declare the right of its members not to be subject to the Special Regime for the Chemical Industry (REIQ) implemented through Provisional Presidential Decree (MP) 836/2018, whose effects were valid as from September 1, 2018. As a result, Braskem maintained the application of REIQ in accordance with the legislation prior to the MP and accrued a provision until the lack of its effect, i.e. Oct. 10, 2018, by temporary decision of the court. Later, after the final and unappealable decision in February 2019, which accepted the claim, Braskem reversed the provision.

9 The analysis includes the impact of CPC30.

Sales of PVC in the Brazilian market in 2Q19 amounted to 119 kton, down 4% from 1Q19 and up 7% from 2Q18, influenced by inventory volume. Meanwhile, caustic soda sales amounted to 55 kton, down 33% and 36% from 1Q19 and 2Q18, respectively. PVC exports decreased to 626 tons in the quarter.

Under the temporary business model, Braskem will continue to import (i) caustic soda to supply the Brazilian market using its logistics structure and terminals along the Brazilian coast, (ii) EDC to continue to operate its PVC plants in Alagoas and Bahia, and (iii) sea salt to supply the Chlorine Soda plant of Bahia.

Legal Decision:

The Company had around R$3.8 billion in bank accounts frozen by court order, in response to a claim filed by the Public Prosecution Office and Public Defender’s Office, both from the state of Alagoas, to ensure payment of any damages to the public affected by the geological phenomenon in the districts near the rock salt mining area in Maceió.

In addition to the amount of cash and equivalents frozen, the Company gave a performance bond to the court, in the amount of R$2.7 billion, as a condition set by the presiding judge of the Superior Court of Justice (STJ) to enable the Company to deliberate on the distribution of dividends, which previously had been suspended by court injunction.

With regard to this matter, the Company continues: (i) to adopt all applicable measures within the applicable legal timeframe; (ii) implementing emergency actions in the area of the affected neighborhoods, in cooperation with the competent bodies, focused on the safety of the people in the community; (iii) to work with the authorities on identifying the causes of the geological phenomenon, with the support of independent experts; and (iv) to be committed to implementing solutions.

UNITED STATES AND EUROPE10

10 The segment’s results are formed by six industrial units in the United States and two in Europe, with aggregate production capacity of 2,195 kta, with 1,570 kta in the United States and 625 kta in Europe.

International references:

Spreads:

PP spread in the United States11:stable compared to 1Q19, with PP prices accompanying the decline in propylene prices.Propylene supply remained high, both from refineries and from PDHs and crackers, while imported PP remained widely available in the market, adversely affecting prices.Compared to 2Q18, spreads widened due to the high utilization rates of PDHs in 2019 and to the use of LPG (especially butane) by crackers, which increased the supply of propylene.

PP spread in Europe12:narrower spreads, explained by the higher number of maintenance shutdowns at European crackers, driving propylene prices higher, and by the weaker demand for PP in the region, mainly due to the economic slowdown and to the region’s summer, when demand is seasonally weaker.Compared to the same period last year, the decline in spreads is due to the region’s economic slowdown.

COGS:

Lower compared to 1Q19 and 2Q18, basically due to the lower price of U.S. propylene given the high utilization rate of PDHs in 2019 and the use of LPG (especially butane) in crackers at the expense of ethane, which increased supply of the monomer.

11 Difference between the U.S. polypropylene price and the U.S. propylene price.

12 Difference between the Europe polypropylene price and the Europe propylene price.

MEXICO (Braskem Idesa)13

International references:

Spreads:

PE spread14:wider compared to 1Q19, explained by the lower ethane price, which offset the lower PE price, mainly due to the startup of new gas fractionators in the region, coupled with delays in the startup of ethane crackers previously planned for the first half of 2019.The narrowing compared to 2Q18 is mainly explained by lower PE price with the new capacities coming online in the United States.

COGS: narrower compared to 1Q19, due to the lower ethane price, which was influenced by the startup of gas fractionators in the region, coupled with the delayed startups of ethane crackers previously planned for the first half of 2019. Compared to the same period last year, the increase is explained by the sale of PE inventories built at higher ethane prices.

13 The segment comprises an ethane-based cracker, two high-density polyethylene (HDPE) plants and one low-density polyethylene (LDPE) plant with combined PE production capacity of 1,050 kta. This unit includes the results of Braskem Idesa SAPI and of the other subsidiaries of Braskem S.A. in Mexico.

14 Difference between the U.S. polyethylene price and the U.S. ethane price.

 Other Income (Expenses), net: the result in the quarter included other income of US$18.5 million related to the delivery-or-pay ethane supply agreement, due to the lower supply in 2Q19 and the adjustments to the provision in 4Q18 and 1Q19.

CONSOLIDATED PERFORMANCE 2Q1915

1.  EBITDA

2.  COGS

Consolidated COGS 2Q19*

Sales Freight
5%
Deprec / Amort
6%
Services
3%
Labor
3%
Other variable costs
12%
Propylene Europe
4%
Propylene U.S.
11%
Propylene Brazil
4%
Natural Gas
4%
Electrical Energy
2%
Refinery Off-gas
1%
Propane
1%
Ethane Mexico
1%
Ethane Brazil
0%
Naphtha / Condensated
42%

(*) Considers the accounting COGS and does not consider the COGS of Cetrel

15 Braskem’s consolidated result corresponds to the sum of the results in Brazil, United States & Europe and Mexico, less eliminations from the revenues and costs from the transfers of products among these regions.

3.  OTHER INCOME (EXPENSES), NET16

The Company restated its 1Q19 results to account for credits related to the period between June 2002 and December 2011. Due to the restatement, the total amount of credits provisioned for in 1Q19 is R$1,809 million, of which R$1,708 million was recorded under “Other income (expenses), net” and R$101 million under “Financial income.”

The Company also provisioned in 1Q19 the amount of R$410 million related to the leniency agreement signed with the Office of the Federal Controller General (CGU) and the Office of the General Counsel for the Federal Government (AGU), which addresses the same matters as the Global Settlement signed in December 2016. The amount will be paid in two annual installments in 2024 and 2025, adjusted by the SELIC basic interest rate.

Compared to 2Q19, the Company recognized income of R$163 million, also related to PIS/COFINS tax credits, of which R$143 million was recorded under “Other income (expenses), net” and R$20 million under “Financial income.”

4.  NET FINANCIAL RESULT

Financial expenses: reduction of R$3 million compared to 1Q19, a period affected primarily by the amount of R$118 million in present value adjustment of the leniency agreement due to the change in the adjustment index of the installments payable to the MPF from the IPCA to the Selic.

Financial income: 2Q19 was marked by a positive impact of R$20 million related to credits from PIS and COFINS tax overpayments between January 2012 and February 2017.

Net exchange variation: compared to 1Q19, net exchange variation was impacted by (i) the effects from Brazilian real appreciation against the U.S. dollar on the net exposure of the financial result not designated as hedge accounting; (ii) the effects from the Mexican peso appreciation against the U.S. dollar on the outstanding balance of the loan of Braskem Idesa in the amount of US$2,169 million on June 30, 2019; and (iii) the expenses with the transition of hedge account of exports that was recorded under shareholders’ equity, in the amounts of R$349 million at Braskem and R$64 million at Braskem Idesa.

16 In February 2019, the Company obtained favorable decisions made final and unappealable the exclusion of ICMS from the calculation base of PIS and COFINS taxes. In 1Q19, the Company accounted for credits related to the taxable period of January 2012 to February 2017, but did not accrue any provision related to the taxable period of June 2002 to December 2011, as it had not concluded the calculation of credits for that period. Over the course of 2Q19, the Company concluded such calculations and restated the results of 1Q19 to include the amounts that are pending.

5.  LIQUIDITY AND CAPITAL RESOURCES

On June 30, 2019, the average debt maturity was around 14 years and the weighted average cost of the Company’s debt was exchange variation + 5.42%.

Debt US$ million	jun/19 (A)		mar/19 (B)		jun/18 (C)		Chg. (A)/(B)	Chg. (A)/(C)
Consolidated Gross Debt	**9,293**		**9,204**		**9,520**		*1%*	*-2%*
in R$	324	3%	328	4%	324	3%	*-1%*	*0%*
in US$	8,970	97%	8,876	96%	9,196	97%	*1%*	*-2%*
(-) Debt - Braskem Idesa	**2,589**		**2,648**		**2,847**		*-2%*	*-9%*
in US$	2,589	100%	2,648	100%	2,847	100%	*-2%*	*-9%*
(+) Leniency Agreement*	**471**		**477**		**405**		*-1%*	*16%*
in R$	408	87%	394	83%	311	77%	*4%*	*31%*
in US$	63	13%	83	17%	94	23%	*-24%*	*-32%*
(=) Gross Debt (Ex-Braskem Idesa)**	**7,176**		**7,033**		**7,077**		*2%*	*1%*
in R$	732	10%	722	10%	635	9%	*1%*	*15%*
in US$	6,444	90%	6,311	90%	6,442	91%	*2%*	*0%*
(-) Cash and Cash Equivalents (Ex-Braskem Idesa)	**2,404**		**1,746**		**1,681**		*38%*	*43%*
in R$	1,588	66%	1,059	61%	1,065	63%	*50%*	*49%*
in US$	816	34%	687	39%	616	37%	*19%*	*33%*
(=) Net Debt (Ex-Braskem Idesa)	**4,771**		**5,287**		**5,396**		*-10%*	*-12%*
in R$	(856)	-18%	(337)	-6%	(430)	-8%	*154%*	*99%*
in US$	5,627	118%	5,624	106%	5,826	108%	*0%*	*-3%*
EBITDA (LTM)***	**2,207**		**2,601**		**2,841**		*-15%*	*-22%*
Net Debt/EBITDA	**2.16x**		**2.03x**		**1.90x**		**6%**	**14%**
Judicial deposit****	**986**		-		-		*0%*	*0%*
Net Debt (ex-Judicial deposit)/EBITDA	**2.61x**		-		-		**0%**	**0%**

*Includes US$30 million of USD/ IPCA SWAP

** Includes US$2 million of USD/ CDI SWAP

*** Ex- Braskem Idesa

**** Judicial Deposit related to Alagoas Public Civil Action

Braskem’s liquidity position of US$2,404 million is sufficient to cover the payment of all obligations maturing over the next 35 months. Considering the international stand-by credit facility of US$1 billion, which remained untapped by the end of the period, coverage is of 46 months.

Considering both the stand-by facility and the injunction to freeze assets filed by the Public Prosecution and the Public Defender’s Office, both from the state of Alagoas: (i) of April 5, in the amount of R$100 million; and (ii) of June 26, in the approximate amount of R$3.7 billion, the liquidity position ensures coverage of all debt maturing over the next 38 months. In this scenario, if the international stand-by credit facility remains untapped, this coverage is 21 months.

Debt Profile (US$ million) 06/30/2019[1]

3,404
2,404
1,000
816
1,588
06/30/2019 Cash
2%
142
23
2019
9%
34
596
2020
16%
34
1,020
2021
9%
33
585
2022
9%
77
565
2023
13%
74
815
2024
2%
131
21
2025/2026
39%
28
2,608
2027 ownwards
Invested in R$
Invested in US$
Standby of US$1 billion
Local Currency
Foreign Currency

(1) Does not consider discounts from transaction costs and Leniency Agreement

Risk-rating agencies:

Braskem maintained investment grade ratings at Standard & Poor's (BBB-) and Fitch Ratings (BBB-) and credit ratings above Brazil’s sovereign risk at the three main rating agencies. The reports are available on the Investor Relations website (http://www.braskem-ri.com.br/).

6.  INVESTMENTS AND VALUE-ADDED GROWTH17

Investments	2Q19		1H19		2019e	
	R$ MM	US$ MM	R$ MM	US$ MM	R$ MM	US$ MM
Corporates (ex-Braskem Idesa)						
Brazil	**400**	**102**	**664**	**172**	**2,079**	**556**
Operating	379	97	637	165	2,001	535
Strategic	21	5	27	7	78	21
USA and Europe	**298**	**76**	**495**	**128**	**1,236**	**331**
Operating	35	9	49	13	267	71
Strategic (i)	263	67	446	115	969	259
Total	**698**	**178**	**1,159**	**300**	**3,315**	**887**
Total						
Operating	414	106	414	106	2,268	607
Strategic	283	72	283	72	1,047	280
Total	**698**	**178**	**1,159**	**300**	**3,315**	**887**

(i) Includes mainly the investment in the construction of the new PP plant in the US

Investments	2Q19		1H19		2019e	
	R$ MM	US$ MM	R$ MM	US$ MM	R$ MM	US$ MM
Non-Corporates (Braskem Idesa)						
Mexico						
Operating	13	3	20	5	107	29
Total	**13**	**3**	**20**	**5**	**107**	**29**

Considering the more challenging than expected petrochemical scenario, impacted by the slower global economy growth, and committed to financial health, the Company will reduce its 2019 investment announced at the beginning of the year by approximately US$100 million.

17 Considers operating investment, maintenance shutdowns and acquisitions of spare parts.

7.  FREE CASH GENERATION18

Free cash generation in 2Q19 was R$2.2 billion19 higher than in the previous quarter, mainly due to:

▪  Accounts receivable: lower sales volumes at the end of each period and negative impact from the weaker Brazilian real against the U.S. dollar

▪  Suppliers: higher volume of imported naphtha purchased at competitive prices and with longer payment terms

In relation to 2Q18, net cash generation decreased 31%, mainly due to the lower recurring EBITDA.

SUSTAINABLE DEVELOPMENT AND CIRCULAR ECONOMY

▶ 2Q19 Highlights

o   Climate change: obtained the first carbon credit certificate related to the verification of credits from the use of renewable fuel (ethanol) to substitute fossil fuels in the fleet of own vehicles in São Paulo, from July 1, 2017 to June 30, 2018.

o   Water efficiency: strengthening of the commitment to the sustainable use of natural resources by adhering to CEO Water Mandate, a special initiative of the UN Global Compact to foster sustainable water use worldwide.

o   Supply chain: first event organized to recognize suppliers with the best performance in managing their water resources and climate change impacts, in accordance with the CDP classification (Disclosure Insight Action) of 2018.

o   Volunteer Program: the 7th edition of the Braskem Volunteer Program registered a 21% increase in the team member engagement rate compared to 2018.

o   Human rights: Braskem’s actions to promote human rights were highlighted at the Ethos RJ Conference through its participation on the panel “Implementation of United Nation’s international principles and standards in Brazil and its effects on the socio-environmental agenda and value chains.”

o   Braskem Labs: 22 startups were selected to participate in the 2019 edition of the acceleration programs Braskem Labs Scale and Ignition. For more information, visit http://www.braskemlabs.com/.

18 Note that the cash flow analysis above does not consider the reclassification of “cash and cash equivalents” to “financial investments” related to financial investments in Brazilian federal government bonds (Brazilian floating-rate (SELIC) government bond - LFT) and floating-rate bonds (LFs) issued by financial institutions, whose original maturities exceed three months, with immediate liquidity and expected realization in the short term, in accordance with Note 4 to the Quarterly Financial Statements as of June 30, 2018. In the cash flow presented, this is recorded as “financial investments” (includes LFTs and LFs), with the following effects from reclassifications: (i) increase in the balance of financial investments of R$46 million in 2Q18; (ii) decrease in the balance of financial investments of R$640 million in 1Q19; and (iii) decrease in the balance of financial investments of R$1,039 million in 2Q19.

19 This analysis does not include the injunction to freeze cash assets.

o   Sustainable solutions for Agribusiness: in partnership with Ginegar, the global leader in agricultural film technologies, Braskem showcased at three trade fairs in the country’s coffee growing regions the benefits of plastic mulch, a dual-face agricultural film made polyethylene and special additives used to cover the soil, whose include: water savings, lower herbicide use and higher productivity.

INDICATORS

EXHIBITS LIST:

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate," "wish," "expect," "foresee," "intend," "plan," "predict," "project," "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any liability for transactions or investment decisions based on the information contained in this document.

APPENDIX I

Consolidated Statement of Operations

EXHIBIT II

Calculation of Consolidated EBITDA

(i)   Represents accrual and reversal of provisions for impairment of long-duration assets (investments, property, plant and equipment and intangible assets), which were adjusted for the composition of EBITDA as there is no expectation of financial realization and, when there is, it will be recorded in the respective items of the statement of operations.

(ii)  Corresponds to results from equity investments in associated companies and joint ventures.

(iii) Includes lease expenses.

EXHIBIT III

Consolidated Balance Sheet – Assets

Consolidated Balance Sheet – Liabilities20

LIABILITIES AND SHAREHOLDERS' EQUITY (R$ million)	jun/19 (A)	dec/18 (B)	Change (A)/(B)
Current	**25,323**	**23,116**	**10%**
Suppliers	9,115	8,341	*9%*
Financing*	2,762	765	261%
Braskem Idesa Financing*	9,923	10,505	*-6%*
Derivatives operations	40	70	*-43%*
Salary and Payroll Charges	510	645	-21%
Taxes Payable	436	851	*-49%*
Dividends	671	672	*0%*
Advances from Customers	252	153	64%
Leniency Agreement	351	288	*22%*
Sundry Provisions	119	192	-38%
Other payables	601	623	-3%
Revenue to be performed	250	0	n.a.
Lease	293	10	2901%
Non Current	**30,487**	**30,167**	**1%**
Suppliers	5	273	*-98%*
Financing*	22,922	24,427	*-6%*
Derivatives operations	127	162	*-22%*
Taxes Payable	106	86	*23%*
Loan to non-controlling shareholders of Braskem Idesa	2,214	2,184	*1%*
Deferred Income Tax and Social Contribution	275	325	*-15%*
Post-employment Benefit	207	206	*0%*
Contingencies	978	965	*1%*
Leniency Agreement	1,340	1,155	*16%*
Sundry Provisions	235	233	*1%*
Other payables	114	59	*92%*
Revenue to be performed	250	0	*n.a.*
Lease	1,714	91	*1788%*
Shareholders' Equity	**8,041**	**5,911**	**36%**
Capital	8,043	8,043	*0%*
Capital Reserve	232	232	*0%*
Profit Reserves	4,673	4,673	*0%*
Other results	-5,498	-6,111	*-10%*
Treasury Shares	-50	-50	*0%*
Retained Earnings	1,506	0	*n.a.*
Company's Shareholders	**8,907**	**6,788**	**31%**
Non Controlling Interest on Braskem Idesa	-866	-876	*-1%*
Total Liabilities and Shareholders' Equity	**63,851**	**59,194**	**8%**

20 On the reporting date of the quarterly financial statements as of June 30, 2019, the non-financial clauses established by contracts remain in default. As a result, the Company continued to reclassify to current liabilities the entire balance of non-current liabilities, of R$ 8,935 million, in compliance with CPC 26 standard and its corresponding standard IAS 1 (Presentation of Financial Statements).

In accordance with the aforementioned accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to request from Braskem Idesa the prepayment of obligations in the short term. In this context, note that none of the creditors has requested such early payments and that Braskem Idesa has been paying on time all of its debt service obligations in accordance with the original amortization schedule.

EXHIBIT IV

Consolidated Cash Flow

EXHIBIT V

Braskem Idesa Statement of Operations

EXHIBIT VI

Braskem Idesa Balance Sheet

EXHIBIT VII

Braskem Idesa Cash Flow Statement

EXHIBIT VIII

Financial Results Braskem Idesa

EXHIBIT IX

Operating Table of Segments in Brazil

POLYOLEFINS	2Q19 (A)	1Q19 (B)	2Q18 (C)	Chg. (A)/(B)	Chg. (A)/(C)	1H19 (D)	1H18 (E)	Chg. (D)/(E)
Operating Overview (ton)								
Production								
PE	681,832	636,803	659,783	7%	3%	1,318,634	1,352,013	-2%
*Utilization Rate**	*90%*	*85%*	*87%*	*5 p.p.*	*3 p.p.*	*88%*	*90%*	*-2 p.p.*
PP	398,314	427,283	389,442	-7%	2%	825,597	800,868	3%
*Utilization Rate**	*86%*	*94%*	*84%*	*-8 p.p.*	*2 p.p.*	*90%*	*87%*	*3 p.p.*
Total	1,080,146	1,064,086	1,049,225	2%	3%	2,144,231	2,152,881	0%
Sales - Brazilian Market								
PE	442,841	463,640	418,330	-4%	6%	906,480	899,506	1%
PP	281,384	289,813	291,274	-3%	-3%	571,197	582,616	-2%
Market Share	*71%*	*67%*	*70%*	*4 p.p.*	*1 p.p.*	*69%*	*71%*	*-2 p.p.*
Total	724,225	753,453	709,604	-4%	2%	1,477,677	1,482,123	0%
Exports								
PE	212,612	204,281	197,780	4%	7%	416,893	407,853	2%
PP	142,732	136,098	111,043	5%	29%	278,830	218,111	28%
Total	355,344	340,379	308,823	4%	15%	695,723	625,964	11%
Financial Overview (US$ million)								
Net Revenue	**1,367**	**1,426**	**1,479**	**-4%**	**-8%**	**2,793**	**3,104**	**-10%**
COGS	(1,188)	(1,253)	(1,232)	-5%	-4%	(2,441)	(2,603)	-6%
Gross Profit	**179**	**173**	**247**	**3%**	**-28%**	**352**	**501**	**-30%**
Gross Margin	***13%***	***12%***	***17%***	***1 p.p.***	***-4 p.p.***	***13%***	***16%***	***-3 p.p.***
SG&A	(87)	(94)	(87)	-8%	0%	(181)	(182)	0%
Other Operating Income (Expenses)	(3)	(6)	(3)	-49%	23%	(10)	(10)	-6%
EBITDA	**120**	**105**	**187**	**14%**	**-36%**	**225**	**373**	**-40%**
EBITDA Margin	***9%***	***7%***	***13%***	***2 p.p.***	***-4 p.p.***	***8%***	***12%***	***-4 p.p.***
Net Revenue (R$ million)	5,359	5,377	5,349	0%	0%	10,736	10,620	1%
EBITDA (R$ million)	469	396	676	18%	-31%	865	1,280	-32%

*It is considered 91 days of operation for 2Q19 and 2Q18, and 90 days for 1Q19

VINYLS	2Q19 (A)	1Q19 (B)	2Q18 (C)	Chg. (A)/(B)	Chg. (A)/(C)	1H19 (D)	1H18 (E)	Chg. (D)/(E)
Operating Overview (ton)								
Production								
PVC	85,306	133,505	134,213	-36%	-36%	218,811	238,964	-8%
*Utilization Rate**	*48%*	*76%*	*76%*	*-28 p.p.*	*-28 p.p.*	*65%*	*69%*	*-3 p.p.*
Caustic Soda	35,470	68,467	101,045	-48%	-65%	103,937	122,551	-15%
*Utilization Rate**	*26%*	*52%*	*75%*	*-26 p.p.*	*-49 p.p.*	*43%*	*65%*	*-22 p.p.*
Total	120,776	201,972	235,258	-40%	-49%	322,748	361,514	-11%
Sales - Brazilian Market								
PVC	119,117	124,388	111,726	-4%	7%	243,505	225,623	8%
Market Share	*49%*	*51%*	*47%*	*-2 p.p.*	*2 p.p.*	*50%*	*47%*	*3 p.p.*
Caustic Soda	54,588	81,925	85,596	-33%	-36%	136,512	166,677	-18%
Total	173,704	206,313	197,322	-16%	-12%	380,017	392,300	-3%
Exports								
PVC	626	15,308	10,945	-96%	-94%	15,934	13,519	18%
Financial Overview (US$ million)								
Net Revenue	**158**	**199**	**205**	**-20%**	**-23%**	**357**	**408**	**-12%**
COGS	(192)	(190)	(184)	1%	4%	(382)	(398)	-4%
Gross Profit	(33)	9	20	**n.a.**	**n.a.**	(25)	**9**	**n.a.**
Gross Margin	***-21%***	***4%***	***10%***	***n.a.***	***n.a.***	***-7%***	***2%***	***n.a.***
SG&A	(22)	(12)	(11)	90%	110%	(34)	(24)	43%
Other Operating Income (Expenses)	(1)	(2)	(2)	-56%	-43%	(3)	(5)	-44%
EBITDA	(33)	15	26	**n.a.**	**n.a.**	(19)	**25**	**n.a.**
EBITDA Margin	***n.a.***	***7%***	***13%***	***n.a.***	***n.a.***	***n.a.***	***6%***	***n.a.***
Net Revenue (R$ million)	620	749	740	-17%	-16%	1,369	1,397	-2%
EBITDA (R$ million)	(131)	55	97	-340%	n.a.	-77	93	-182%

*It is considered 91 days of operation for 2Q19 and 2Q18, and 90 days for 1Q19

EXHIBIT X

Consolidated Financial Overview

Financial Overview (US$ million) CONSOLIDATED 1Q19	Net Revenue	COGS	Gross Profit	SG&A	Minority Interest	Other Revenues and Expenses	Operating Profit	EBITDA
Brazil	2,572	(2,223)	350	(155)	-	(24)	171	293
U.S. and Europe	689	(581)	108	(45)	-	(6)	57	72
Mexico	214	(180)	34	(21)	-	29	41	100
Segments Total	**3,475**	**(2,984)**	**491**	**(222)**	**-**	**(1)**	**269**	**465**
Other Segments (i)	10	(2)	7	-	-	(2)	5	7
Corporate Unit (ii)	-	-	-	-	(1)	331	330	442
Eliminations and Reclassifications (iii)	(43)	11	(32)	(10)	-	(8)	(50)	(24)
IFRS16 Effects	-	-	-	(4)	-	-	(4)	(26)
Braskem Total	**3,442**	**(2,975)**	**467**	**(236)**	**(1)**	**320**	**550**	**864**
PIS and Cofins credits - exclusion of ICMS from the calculation basis	-	-	-	-	-	(444)	(444)	(444)
Reversal of the REIQ provision	-	(30)	(30)	-	-	-	(30)	(30)
Reversal of the CDE provision	-	(54)	(54)	-	-	-	(54)	(54)
Recurrent EBITDA	**3,442**	**(3,059)**	**383**	**(236)**	**(1)**	**(124)**	**22**	**336**

(i) It considers, mainly, the result of Cetrel already eliminated with the transactions between it and the Company

(ii) Includes, mainly, the amount of R $ 1,708 million (US$ 444 million) referring to PIS and COFINS credits - exclusion of ICMS from the calculation basis

(iii) Includes transactions between the Company's segments

Financial Overview (US$ million) CONSOLIDATED 2Q19	Net Revenue	COGS	Gross Profit	SG&A	Minority Interest	Other Revenues and Expenses	Operating Profit	EBITDA
Brazil	2,481	(2,262)	219	(175)	-	(15)	29	154
U.S. and Europe	668	(526)	142	(45)	-	(3)	94	107
Mexico	197	(165)	32	(20)	-	19	30	88
Segments Total	**3,345**	**(2,953)**	**393**	**(241)**	**-**	**1**	**153**	**348**
Other Segments (i)	13	(3)	9	(1)	-	2	11	13
Corporate Unit (ii)	-	-	-	-	1	36	37	41
Eliminations and Reclassifications (iii)	44	(22)	22	(6)	0	0	15	35
IFRS16 Effects	-	-	-	(4)	-	(0)	(4)	(25)
Braskem Total	**3,402**	**(2,978)**	**424**	**(252)**	**1**	**40**	**212**	**412**
PIS and Cofins credits - exclusion of ICMS from the calculation basis	-	-	-	-	-	(37)	(37)	(37)
Recurrent EBITDA	**3,402**	**(2,978)**	**424**	**(252)**	**1**	**2**	**175**	**375**

(i) It considers, mainly, the result of Cetrel already eliminated with the transactions between it and the Company

(ii) Includes, mainly, the amount of R $ 143 million (US$ 37 million) referring to PIS and COFINS credits - exclusion of ICMS from the calculation basis

(iii) Includes transactions between the Company's segments

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.